Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges	Fiscal Year Ended June 30,
(In thousands)	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense	$7,332	$2,392	$2,120	$511	$125
Capitalized interest	—	—	—	323	—
Estimate of interest within rental expense	193	108	84	217	184

Fixed Charges	$7,525	$2,500	$2,204	$1,051	$309

Earnings:
Add:
Loss before income taxes	$(57,899)	$(63,198)	$(52,302)	$(40,682)	$(29,748)
Fixed charges	7,525	2,500	2,204	1,051	309
Less:
Capitalized interest	—	—	—	(323)	—

Deficiency of earnings to cover fixed charges	$(50,374)	$(60,698)	$(50,098)	$(39,954)	$(29,439)

Ratio of earnings to fixed charges[1]	—	—	—	—	—

[1]	Earnings for the fiscal years ended June 30, 2014, 2013, 2012, 2011 and 2010 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.